ATNA RESOURCES LTD.
MANAGEMENT'S DISCUSSION & ANALYSIS - FORM 51-102f
For the Six Months Ended June 30, 2007

Description of Business and Report Date

Atna Resources Ltd. (the “Company”) is engaged in the exploration and development of gold properties primarily in the United States.  The Company also has properties in Canada and Chile.  The Company is a reporting issuer in British Columbia, Alberta, Ontario and Nova Scotia and trades on the TSX Exchange under the symbol “ATN”.  The following discussion and analysis of the financial position and results of operations for the Company speaks only as to August 7, 2007 (the “Report Date”) and should be read in conjunction with the interim consolidated financial statements and the notes thereto for the six months ended June 30, 2007, which have been prepared in accordance with Canadian generally accepting accounting principles.

Additional information relating to the Company, including audited financial statements and the notes thereto for the years ended December 31, 2006 and 2005, can be viewed on SEDAR at www.sedar.com.

Highlights

•	Pinson Property:
o	Pinson Mining Company (PMC) advised the Company that exploration and development work will begin on the Pinson property in August.
o	Resource estimate revised to include drill holes and assays completed subsequent to the January 2006 resource estimate, significantly increasing the amount of gold in all categories.
•	Beowawe Property: 6,000-foot drill program completed; anomalous gold in all drill holes, but insufficient values to warrant maintaining the property; option agreements have been terminated.
•	Clover Property: Meridian Gold completed ground exploration; multiple targets being permitted for drilling in 3rd and 4th quarters, 2007.
•	Jarbidge Property: drilling began in June with 2 rigs operating; 10,000 to 12,000 feet planned.

Exploration Activities

Pinson Property, Nevada

Pinson Mining Company (PMC), an affiliate of Barrick Gold Corporation, has informed the Company of its intent to commence a work program at the property in the third quarter of 2007. PMC stated that work will consist of underground development and surface and underground drilling to further delineate the mineral resource defined by the Company during the course of making its earn-in expenditures on the property.  Drilling of other exploration targets separate from the defined deposit will also be conducted.

The Company revised the Pinson resource estimate to include drill holes and assays completed subsequent to the January 2006 resource estimate, significantly increasing the amount of gold in all categories. The revised estimate resulted in a significant increase in the total gold resource and in the transfer of additional mineralization from the inferred category to the measured and indicated categories.  The Measured + Indicated categories increased by 50% from 712,600 ounces to 1,063,000 ounces at an average grade of 0.42 ounces gold per ton.  Inferred resources increased by 9% from 1,053,700 ounces to 1,146,600 ounces with an average grade of 0.34 ounces gold per ton.  The revised estimate is shown in the following table:

Resources Summary (RF, CX, Ogee, CX-West)

	Tons*	Grade (Au opt)	Contained Au*
Measured	1,152,400	0.454	523,200
Indicated	1,353,500	0.399	540,600
M + I	2,505,000	0.424	1,063,000
Inferred	3,374,500	0.340	1,146,600
(Cut-off grade = 0.20opt Au)
* Columns do not add up due to rounding

More details are available in the Company’s news release dated July 11, 2007, which is posted on the Company’s website, and in a full technical report filed on SEDAR

The Company has earned a 70% interest in the Pinson property; PMC has a 30% interest.  PMC may increase its interest to 70% and reduce the Company’s interest to 30% by spending US$30 million to advance exploration and development of the property before April 6, 2009.  If PMC fails to complete the earn-back expenditure within the specified time, the Company will assume operatorship and the project will proceed as an Atna (70%), PMC (30%) joint venture.

Beowawe Property, Nevada

The Company completed a 6,205 foot reverse circulation rotary drill program on May, 2007 which tested targets characterized by anomalous gold, epithermal quartz veining, sinters, and high level argillic alteration.  Six holes drilled to depths of 745 to 1,335 feet cut broad zones of epithermal alteration including silicification, disseminated pyrite, argillization, and quartz-chalcedony veining within volcanoclastic rocks.  Analytical results were anomalous in gold in all drill holes with a maximum value of 1.24 grams/tonne gold over five feet. However, the work failed to identify bonanza-grades or new areas with significant potential. Therefore, the Company terminated the options on the properties in May 2007.

Clover Property, Nevada

Meridian Minerals carried out geological mapping and geochemical surveying on the Clover property   A number of areas were confirmed as drill targets.  Meridian is permitting and looking for a drill contractor to test the Clover Hill area during the third or fourth quarter of 2007.  Clover Hill is an area where operators previously cut strong gold mineralization.

Clover is a low-sulphidation, vein-hosted, epithermal gold prospect located in Nevada’s Midas mining district within the prospective Northern Nevada Rift.  Clover’s geologic setting is similar to Newmont’s Ken Snyder (Midas) mine (1999 published reserves of 2.8 M tons averaging 1.01 oz/ton Au, 11.6 oz/ton Ag). Targets that require follow-up work include a geophysical anomaly in the Jake Creek structural corridor near the occurrence of high-grade (0.90 oz/ton Au) gold bearing float and high-grade gold intersections from previous drilling at Clover Hill (0.74 oz/ton Au over 31.8 ft., 0.23 oz/ton Au over 25 ft., and 0.29 oz/ton Au over 10 ft.).

Jarbidge Property, Nevada

Diamond drilling began in June and a reverse circulation (RC) drill was added in early July at Jarbidge.  Drilling is expected to total 10,000 – 12,000 feet and to continue throughout the field season.  The drilling is targeting quartz veins, structures, and alteration zones with anomalous gold geochemistry and locally high-grade gold/silver assays.  Over 55,000 feet of vein strike length has been mapped and surface grab samples have assayed as high as 29 oz/ton gold and 32 oz/ton silver.  Field studies to support permits for a second round of drilling are underway and will be submitted to allow drilling to continue in 2008.

Drilling has been delayed by the forced evacuation of the Jarbidge town site and district due to a major forest fire west of the project area.  Work resumed in August.  A total of 2,918 feet (1,138 feet core and 1,780 feet RC) had been drilled at the time of writing. Samples for analysis will be delivered to the Inspectorate American Corporation laboratory in Reno, Nevada in early August.

Results of Operations

Second Quarter 2007

During Q2 2007, the Company focused its exploration efforts primarily on the Jarbidge and Beowawe properties, Nevada.  Acquisition and exploration expenditures of $556,182 (2006 -$1,286,831) were incurred and attributed to the following: Jarbidge property in the amount of $154,253 (2006 - $80,611); Beowawe property in the amount of $299,746 (2006 - $19,066); Pinson property in the amount of $47,071 (2006 - $1,162,677) and other U.S. and Canadian properties in the amount of $55,112 (2006 - $24,477).  Option payments of $36,363 (2006 – Nil) and cost recoveries of $49,195 (2006 – Nil) were received.  Write-offs of $323,193 (2006 – Nil) were incurred.

During Q2 2007, a loss of $672,051 (2006 - $679,989) was incurred.  The most significant components of operating expenses were: investor relations in the amount of $94,369 (2006 - $63,670); stock-based compensation (a non-cash item) of $68,586 (2006 – $248,043); audit and legal costs of $28,781 (2006 – $63,838); investment and miscellaneous income of $95,772 (2006 - $128,113); and write-downs of resource properties of $323,193 (2006 – Nil).

Six Months 2007

During the six months ended June 30, 2007, acquisition and exploration expenditures of $788,942 (2006 -$2,673,238) were incurred and attributed as follows: Jarbidge property in the amount of $208,339 (2006 - $82,355); Beowawe property in the amount of $304,831 (2006 - $19,066); Pinson property in the amount of $70,567 (2006 - $2,532,860); and other U.S. and Canadian properties in the amount of $205,205 (2006 - $38,957).  Option payments of $77,222 (2006 - $28,171) and cost recoveries of $49,195 (2006 – $69,088) were received.  Writes-off of $323,193 (2006 – $136,015) were incurred for the write-off of the Beowawe project (2006 – on the Sno project).  Building and equipment costs of Nil (2006 - $815,605) were incurred (2006 – in respect of the Pinson project).

During the six months ended June 30, 2007, a loss of $1,391,845 (2006 - $89,587) was incurred for an increase of $1,302,258 over the previous period.  General and administrative expenses of $1,226,163 (2006 - $1,634,166) represented a decrease of $408,003 over the previous period.  The most significant components of operating expenses were: investor relations of $209,076 (2006 - $146,928) for an increase of $62,148 as a result of increased investor relations activities during the period; stock-based compensation (a non-cash item) of $455,252 (2006 - $776,638) for a decrease of $321,386 as a result of the fair value of options vested during the period; and wages and benefits of $199,072 (2006 – $324,293) for a decrease of $125,221 as a result of changes in allocation in reporting salaries and wages from the previous period.

During the six months ended June 30, 2007, other income and expenses included: exploration and business development of $113,902 (2006 – $80,734) for an increase of $33,168 as a result of increased generative activities over the previous period; the gain on sale of marketable securities of $38,278 ($1,684,206) for a decrease of $1,645,928 as a result of the sale of a fewer number of securities during the current period; and property write-offs of $323,193 (2006 - $136,015) for an increase of $187,178 as a result of the Beowawe project having a higher value than the Sno project, which was written-off in the previous period.

Summary of Quarterly Results

The following are the results for the eight most recent quarters, commencing with last quarter for the six months ending on June 30, 2007:

Three months ended	Jun-07	Mar-07	Dec-06	Sep-06
Revenue	Nil	Nil	Nil	Nil
General and administrative expenses	407,536	818,627	459,688	467,766
Loss (gain) for the period	672,051	719,794	530,090	107,832
Basic and diluted loss per share	0.012	0.01	0.01	0.01
Total assets	32,950,760	33,648,418	33,832,542	33,871,048
Exploration expenditures	556,182	232,760	615,394	370,458

Three months ended	Jun-06	Mar-06	Dec-05	Sep-05
Revenue	Nil	Nil	Nil	Nil
General and administrative expenses	607,563	1,039,524	523,513	361,123
Loss (gain) for the period	679,989	(590,402)	597,066	229,749
Basic and diluted loss per share	0.01	0.01	0.03	0.01
Total assets	33,870,586	34,736,899	33,746,201	22,098,941
Exploration expenditures	1,286,831	1,180,399	4,473,231	4,837,487

Quarterly results can vary significantly depending on whether the Company realizes any: gains or losses on the sale of investments, write-offs or write-downs on properties, gains or losses on foreign exchange, or stock-based compensation costs resulting from the granting of stock options.  See “Results of Operations”.

Liquidity and Capital Resources

At June 30, 2007, the Company had cash, cash equivalents and investments totaling $12,434,551 (2006 - $13,151,791) and working capital of $12,731,397 (2006 - $13,544,441).  The Company expects to have adequate working capital for property maintenance requirements and administrative overhead for the next twelve months.

The Company has a shared lease commitment for its office premises, which expires June 30, 2010.  The Company’s proportionate share of annual rental payments under this arrangement is approximately $64,000.  Aside from the rental lease commitment, the Company has no off-balance sheet arrangements or long-term obligations.  The majority of the Company’s expenditures on its properties are of a discretionary nature with the majority of expenditures falling under the responsibility of joint venture partners.

The Company has financed its operations and capital expenditures through the sale of its equity securities and from the proceeds of the sale of marketable securities.  The Company expects to obtain financing in the future primarily through equity financing.  There can be no assurance that the Company will succeed in obtaining additional financing, now or in the future.  However, the Company has been successful to date in arranging financing and management is of the opinion that it will continue to do so.

Related Party Transactions

During the quarter, the Company had no related party transactions.

Changes to the Board of Directors

On June 20, 2007, the Company announced the sudden passing of director, Wilson Barbour, on June 15, 2007.  Mr. Barbour, who had been a director of the Company since 2003, will be replaced on the Board at such a time as a suitable candidate has been identified by the Company.

Financing and Investing Activities

During the six months ended June 30, 2007, the Company received the following proceeds: $78,778 (2006 - $2,325,612) through the sale of marketable securities; $221,375 (2006 - $143,625) through the exercise of stock options; $186,392 (2006 - $262,804) through interest and miscellaneous income; and Nil (2006 - $451,795) through the exercise of warrants.

During the six months ended June 30, 2007, the Company incurred acquisition and exploration expenditures of $788,942 (2006 -$2,673,238), of which $208,339 (2006 - $82,355) were attributed to Jarbidge, $304,831 (2006 - $19,066) were attributed to Beowawe, $70,567 (2006 - $2,532,860) were attributed to Pinson, and $205,205 (206 - $38,957) were attributed to other U.S. and Canadian projects.

Financial Instruments

The fair value of the Company’s cash, accounts receivable and accounts payable is estimated to approximate their carrying values.  It is Management’s opinion that the Company is not exposed to significant interest, currency, or credit risk arising from these financial instruments.

Outstanding Share Data

	No. of Shares	Exercise Price	Expiry Date
Issued & Outstanding shares at June 30, 2007	64,676,838	n/a	n/a
Issued after June 30, 2007	-	n/a	n/a
Employees’ Stock Options	2,558,050	$0.59 - $2.01	Feb 8/08 - Jan 11/10
Fully diluted at August 7, 2007	67,234,888	n/a	n/a

Disclosure and Internal Controls and Procedures

Management is responsible for establishing and maintaining disclosure controls and procedures for the Company. Based on an evaluation of the Company’s disclosure controls and procedures as of the end of the period covered by this MD&A, Management believes such controls and procedures are effective in providing reasonable assurance that material items requiring disclosure are identified and reported in a timely manner.

Management is also responsible for the design of internal controls over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements.  There has been no change in the Company’s internal control over financial reporting that occurred during the Company’s most recent interim period that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

Corporate Governance

Management of the Company is responsible for the preparation and presentation of the annual financial statements and notes thereto, MD&A and other information contained in this annual report.  Additionally, it is Management’s responsibility to ensure the Company complies with the laws and regulations applicable to its activities.

The Company’s Management is held accountable to the Board of Directors (“Directors”), each member of which is elected annually on a three-year rotation by the shareholders of the Company.  The Directors are responsible for reviewing and approving the annual audited financial statements and MD&A.  Responsibility for the review and approval of the Company’s quarterly unaudited interim financial statements and MD&A is delegated by the Directors to the Audit Committee, which is comprised of four directors, all of whom are independent of Management.  Additionally, the Audit Committee pre-approves audit and non-audit services provided by the Company’s auditors.

The auditors are appointed annually by the shareholders to conduct an audit of the financial statements in accordance with generally accepted auditing standards.  The external auditors have complete access to the Audit Committee to discuss the audit, financial reporting and related matters resulting from the annual audit as well as assist the members of the Audit Committee in discharging their corporate governance responsibilities.

Forward-Looking Statements

This Interim Management Discussion and Analysis (“MD&A”) is an update of the Company’s MD&A for the year ended December 31, 2006.  Certain statements contained in this MD&A constitute forward-looking statements.  Such forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause actual results to differ materially form those implied by the forward-looking statements.  Readers are cautioned not to place undue reliance on these forward looking statements, which speak only as of the Report Date, and readers are advised to consider such forward-looking statements in light of the risks set out below.

Risks and Uncertainties

The Company’s principal activity is mineral exploration and development.  Companies in this industry are subject to many and varied kinds of risks, including but not limited to, environmental, commodity prices, political and economic.

The junior resource market, where the Company raises its funds, is volatile and there is no guarantee that the Company will be able to raise funds as it requires them.  However, the Company has been successful to date in arranging financing and Management is of the opinion that it will continue to do so.

Although the Company has taken steps to verify title to mineral properties in which it has an interest, there is no guarantee that the property will not be subject to title disputes or undetected defects.

The Company is subject to the laws and regulations relating to environmental matters in all jurisdictions in which it operates, including provisions relating to reclamation, discharge of hazardous material and other matters.  The Company conducts its exploration activities in compliance with applicable environmental protection legislation and is not aware of any existing environmental problems related to its properties that may cause material liability to the Company.

A significant portion of the Company’s mineral properties are located in the U.S.  Legislation has been introduced in prior and current sessions of the U.S. Congress to modify the requirements applicable to mining claims on federal lands under the Mining Law of 1872. The timing and nature of any mining law cannot presently be predicted. To date, no such legislation has been enacted.

Outlook

Activity during the forthcoming quarter is expected to include:

•	Drilling and the beginning of underground work by PMC at the Pinson mine property
•	Drilling by the Company of bonanza vein targets at Jarbidge
•	Drilling of gold targets by the Company’s partner, Meridian Gold, at the Clover property

The Company is well funded to continue its activities, which, in addition to the above, includes continuing to build its portfolio of exploration projects in the Great Basin and analyzing and pursuing acquisition opportunities.

Subsequent Events

In addition to items disclosed elsewhere, the following occurred during the period subsequent to June 30, 2007:

The Company sold its 100% interest in the Lone Pine property located in Yavapai County, Arizona.  The property, comprised of three patented mining claims, was sold to a real estate developer for net proceeds of US$347,758.